UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of SEPTEMBER 2024

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Press Release

Cadeler strengthens its position in the Asia-Pacific region with a Vessel Reservation Agreement for two offshore wind projects

Copenhagen, 30 September 2024 — Cadeler today announces the signing of a Vessel Reservation Agreement (VRA) for a pipeline of wind projects in the Asia-Pacific region. The VRA secures the availability of one of Cadeler’s two state-of the art newbuild M-Class vessels and underlines Cadeler’s continued expansion in the Asia-Pacific market.

The aggregate potential value to Cadeler of development pipeline, to be negotiated during the pendency of the VRA is expected to be approximately 200 million EUR.

The pipeline of projects will meet the energy needs of approximately 1,360,000 households when fully operational.

The state-of-the-art newbuild M-Class vessel that is expected to work on these projects is one of six newbuilds that will be joining Cadeler’s fleet in the coming years (in addition to the Wind Peak, which Cadeler took delivery of last month). The signing of this contract underlines Cadeler’s continued expansion in the Asia-Pacific market.

Mikkel Gleerup, CEO of Cadeler, said: “The Asia-Pacific market has significant growth potential and is of great interest to Cadeler. Expanding our presence in that market with this VRA aligns with our global business strategy. With our first state-of-the-art newbuild received, and six additional newbuilds being delivered over the coming years, we will be able to handle the largest and most complex next-generation offshore wind installation projects, further building our backlog and ensuring that our customers and partners can look to Cadeler as offering the strongest choice of flexibility and supply-chain certainty”.

For further information, please contact:
Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enable the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2024	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer

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